February 4, 2013

VIA EMAIL AND COURIER

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      Tsingda eEDU Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-52347

Dear Mr. Spirgel:

Tsingda eEDU Corporation (the “Company”, “we”, “our”, “us”, or “Tsingda”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 21, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 30, 2012. A marked version of the proposed Amendment No. 2 (“Amendment No. 2”) to the Form 10-K filed on January 16, 2012 (“Amendment No.1”) is enclosed herewith reflecting all changes from Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Explanatory Note, page 3

1.	We note your disclosure that this filing (the Form 10-K/A filed on January 16, 2013) is Amendment No. 3 to your Form 10-K for the fiscal year ended December 31, 2011, which was amended on November 6, 2012 and December 3, 2012. However, such amendments were not filed on EDGAR and were instead provided to us supplementally in connection with responding to our comments. Please amend your Form 10-K and explain that the amendment filed on January 16, 2013 was the first amendment to the Form 10-K, and your next amendment will be the second amendment to the Form 10-K. In addition, provide new certifications with your next amendment that refer to the correct report.

We have indicated on the cover page that this is Amendment No. 2 and we have amended the Explanatory Notes accordingly.

“If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations…,” page 33

2. We note your disclosure on page 4 that you have waived the consulting fee payable by Tsingda Education for a period of 5 years (until April 26, 2015). Please expand this risk factor to address the risk that the parties’ decision to waive the fees payable by Tsingda Education under the VIE agreements may be viewed by the PRC government as a way to avoid compliance with restrictions related to foreign investment in PRC entities by offshore companies.

We have expanded the risk factor in response to the Staff’s comments.

Directors and Executive Officers, page 66

3. We note your disclosure here and on page 68 that Messrs. Klein and Bolocan resigned from the board of directors as of December 19, 2013. Please revise to accurately reflect the date they resigned.

We have corrected the dates of the resignations.

Exhibits

4. We note your footnote indicating that Exhibits 10.11 through 10.16 were previously included in Amendment No. 1 to your Form 10-K, filed on March 30, 2012. However, as indicated in comment 1 herein, you did not file any such amendment on EDGAR and it appears that these exhibits have not yet been filed. Please amend your Form 10-K to file Exhibits 10.11 through 10.16.

We have corrected the inadvertent errors in the exhibits numbers and included Exhibits 10.21 through 10.26 in this Amendment No. 2.

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The Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Adam Mimeles Esq., at (212) 370-1300.

Very truly yours,

/s/ Chungmai Kang

Chungmai Kang